# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Allakos Inc., CIK 0001564824
CUSIP: 01671P100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 825 Industrial Road, Suite 500, San Carlos, California (CA), 94070
Date of event which requires filing of this statement: 04/15/2025
Amends the filing with accession number 0001214659-25-001762
Filed by CIK 0001232621
Persons authorized to receive notices and communications: Kevin Tang, 4747 Executive Drive, Suite 210, San Diego, California (CA), 92121, 858-200-3830

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC (CIK 0001232621): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 8,693,687; sole dispositive power 0; shared dispositive power 8,693,687; aggregate amount beneficially owned 8,693,687 (9.6% of the class)
  Comment: Tang Capital Management, LLC ("TCM") shares voting and dispositive power over such shares with Tang Capital Partners, LP ("TCP"), Tang Capital Partners International, LP ("TCPI") and Kevin Tang. The percentages used herein are based on 90,203,245 shares of Common Stock outstanding as of March 5, 2025, as set forth in the Issuer's Annual Report filed on Form 10-K that was filed with the Securities and Exchange Commission on March 12, 2025.
- KEVIN TANG (CIK 0001178579): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 8,693,687; sole dispositive power 0; shared dispositive power 8,693,687; aggregate amount beneficially owned 8,693,687 (9.6% of the class)
  Comment: Kevin Tang shares voting and dispositive power over such shares with TCP, TCPI and TCM.
- TANG CAPITAL PARTNERS, LP (CIK 0001191935): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,889,330; sole dispositive power 0; shared dispositive power 4,889,330; aggregate amount beneficially owned 4,889,330 (5.4% of the class)
  Comment: TCP shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,804,357; sole dispositive power 0; shared dispositive power 3,804,357; aggregate amount beneficially owned 3,804,357 (4.2% of the class)
  Comment: TCPI shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS III, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TANG CAPITAL PARTNERS IV, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CONCENTRA BIOSCIENCES, LLC (CIK 0001970065): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CONCENTRA MERGER SUB III, INC (CIK 0002064010): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Allakos Inc.
Address of issuer's principal executive offices: 825 Industrial Road, Suite 500, San Carlos, California (CA), 94070
Comment: This Schedule 13D/A (this "Statement") amends the Schedule 13D (the "Original Schedule 13D") filed on February 3, 2025, as amended by Amendment No. 1 to the Original Schedule 13D on April 3, 2025. Items 2, 4, 6 and 7 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
The information previously provided in response to Item 2 is hereby amended and restated by replacing the text thereof in its entirety with the following:

This Statement is voluntarily filed by TCM, a Delaware limited liability company that is the general partner of TCP and TCPI; Kevin Tang, a United States citizen; TCP, a Delaware limited partnership engaged in capital management; TCPI, a Delaware limited partnership engaged in capital management; Tang Capital Partners III, Inc., a Nevada corporation that is indirectly wholly owned by TCP ("TCP III"); Tang Capital Partners IV, Inc., a Nevada corporation that is indirectly wholly owned by TCP ("TCP IV"); Concentra Biosciences, LLC, a Delaware limited liability company ("Concentra"); and Concentra Merger Sub III, Inc., a Delaware corporation that is a wholly owned subsidiary of Concentra ("Merger Sub III" and, collectively with TCM, Kevin Tang, TCP, TCPI, TCP III TCP IV and Concentra, the "Reporting Persons").
Residence or business address: The address of TCM, Kevin Tang, TCP, TCPI, Concentra and Merger Sub III is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The address of TCP III and TCP IV is 400 S. 4th Street, 3rd Floor, Las Vegas, NV 89101.
Present principal occupation or employment: Kevin Tang is the manager of TCM. Kevin Tang is the sole director and Chief Executive Officer of TCP III and TCP IV. Kevin Tang is the Chief Executive Officer of Concentra and Merger Sub III.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended by adding the following:

Tender Offer:

On April 15, 2025, Merger Sub III commenced a cash tender offer to purchase all outstanding shares of Common Stock of the Issuer, as contemplated by the Merger Agreement. The tender offer is currently scheduled to expire at one minute past 11:59 p.m. Eastern Time on May 14, 2025, subject to the terms and conditions described in the offer to purchase dated April 15, 2025 (together with any amendments or supplements thereto, the "Offer to Purchase"), the accompanying letter of transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the "Tender Offer"), and the Schedule TO filed on behalf of Merger Sub III on April 15, 2025 ("Schedule TO"). The foregoing description of the Tender Offer does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender Offer documentation, copies of which are attached hereto as exhibits and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 6 of the Schedule D is amended by adding the following:

The information set forth in Item 4 under the heading "Tender Offer" is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement by and among the Reporting Persons (filed as Exhibit 1 of the 13D filed on February 3, 2025 by the Reporting Persons with respect to the Common Stock of the Issuer).
Exhibit 2: Schedule A: Transactions during the past 60 days (filed as Exhibit 2 of the 13D/A filed on April 3, 2025 by the Reporting Persons with respect to the Common Stock of the Issuer).
Exhibit 3: Agreement and Plan of Merger, dated April 1, 2025, by and among Concentra Biosciences, LLC, Concentra Merger Sub III, Inc. and Allakos Inc. (filed as Exhibit 2.1 of the Issuer's Current Report filed on Form 8-K on April 2, 2025).
Exhibit 4: Schedule TO (filed by Merger Sub III on April 15, 2025).
Exhibit 5: Offer to Purchase, dated April 15, 2025 (filed as Exhibit (a)(1)(A) to the Schedule TO filed by Merger Sub III on April 15, 2025).
Exhibit 6: Form of Letter of Transmittal (filed as Exhibit (a)(1)(B) to the Schedule TO filed by Merger Sub III on April 15, 2025.
Exhibit 7: Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as Exhibit (a)(1)(C) to the Schedule TO filed by Merger Sub III on April 15, 2025.
Exhibit 8: Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as Exhibit (a)(1)(D) to the Schedule TO filed by Merger Sub III on April 15, 2025.
Exhibit 9: Mutual Confidentiality Agreement dated February 20, 2025 between Allakos and TCM (filed as Exhibit (d)(2) to the Schedule TO filed by Merger Sub III on April 15, 2025).
Exhibit 10: Limited Guaranty, dated April 1, 2025 (filed as Exhibit (d)(3) to the Schedule TO filed by Merger Sub III on April 15, 2025).
Exhibit 11: Joint Filing Agreement, dated April 17, 2025, by and among the Reporting Persons.

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: Kevin Tang, Manager (04/17/2025)
- KEVIN TANG: Kevin Tang, Self (04/17/2025)
- TANG CAPITAL PARTNERS, LP: Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (04/17/2025)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (04/17/2025)
- TANG CAPITAL PARTNERS III, INC: Kevin Tang, Chief Executive Officer (04/17/2025)
- TANG CAPITAL PARTNERS IV, INC: Kevin Tang, Chief Executive Officer (04/17/2025)
- CONCENTRA BIOSCIENCES, LLC: Kevin Tang, Chief Executive Officer (04/17/2025)
- CONCENTRA MERGER SUB III, INC: Kevin Tang, Chief Executive Officer (04/17/2025)